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# Ethan Holmes · 2nd

Founder/C.E.O. at Holmes Made Foods LLC

Cleveland, Ohio · 500+ connections · Contact info

Holmes Made Foods LLC

Hiram College

## Highlights



**1 mutual connection**

You and Ethan both know Jonny Price

## About

My name is Ethan Holmes and I am a 24 year old public speaker, business consultant, and the Founder/CEO of "Holmes Mouthwatering Applesauce" A manufacturer of all natural handmade applesauce, made with Ohio farm-fresh apples, pears, and local apple cider. The natural ingredients are packed with vitamins ar ... see more



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## Articles & activity

2,245 followers

**15 minutes with a younger version of myself**

Ethan Holmes
Published on LinkedIn

In a recent interview I was asked: "If you could time travel back to day one of your startup and have 15min with your former self to communicate any lessons you've acquired with the i ...see more

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**After a tough year in business, I am proud to be apart of the 2019...**

Ethan shared this
20 Reactions • 3 Comments



**For the past year I've worked with Cleveland's St Adalbert Catholic...**

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**Thank you Burton Elementary School and Young Entrepreneur Institute fo...**

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## Experience

### Holmes Made Foods LLC
10 yrs 11 mos

**Founder/C.E.O.**
Dec 2008 – Present · 10 yrs 11 mos
Shaker Heights, OH

We are the manufacturer of Holmes Mouthwatering Applesauce, award-winning, 100% all natural applesauce, made with no added sugar, preservatives, dyes, artificial ingredients or gluten!

Available in over 200 retail locations in the Midwest!

Learn more about our #mouthwatering products and purchase a jar at our website: www.holmesapplesauce.com


**www.holmesapplesauce.com**

**Public Speaker**
Jan 2015 – Present · 4 yrs 10 mos

I give 1-2 hour presentations at various schools, programs, workshops, and universities.

The presentation is sponsored exclusively through my applesauce company: Holmes Mouthwatering Applesauce... See more







### Entrepreneur In Residence
Small Business Development Center
Jul 2015 – 2017 · 2 yrs
2345 Lee Rd, Cleveland Heights, OH 44118

Advising business owners in various stages and industries.
My focus is specifically on manufacturing, sourcing, retail, distribution, business planning, go to market strategy and growth plan.


**Teaching my first training course: "Soci...**


**Teaching my first training course: "Soci...**

### Manager, Corporate Catering & Wholesale Accounts
Bloom Artisan Bakery & Cafe, PBC
Jul 2016 – Sep 2016 · 3 mos
Cleveland, Ohio

My duties are as following: Develop and call on potential wholesale and corporate customers throughout NE Ohio, inform and educate these potential clients on our high quality, artisan baked goods, & obtain these new accounts in order to increase sales and monthly revenue.
... See more


BLOOM
**www.bloombakery.com**

### Salesman
Summit Retail Solutions Inc.
Jun 2013 – Aug 2013 · 3 mos

I worked as a roadshow salesman in Costco's and BJ's. Each week I would visit a different store in the New Jersey/New York area and sell a variety of products. I was assigned the duty of study- ing a sales pitch, preparing the presentation, setting up the display and pitching customers to sample and buy our products. This job experience helped me gain vit... See more


**Pitching & Selling Pot Stickers at Costco**


**Pitching & Selling PureEnergy Bands at...**

## Education

**Hiram College**
Bachelor's Degree, Business Administration, Management and Operations
2012 – 2016
Activities and Societies: Treasurer of Hiram CEO Club - Freshman year

**Media (2)**


Charter One
SIX HUNDRED DOLLARS

Jumpstart/Charter One Business Competition (2014)


ideabuild

IdeaBuild Business Competition (2013)

**Shaker Heights High School**
2008 – 2012

**Montessori Highschool**
High School
2009 – 2010

## Volunteer Experience

**Volunteer Associate**
Cleveland Food Co-op
Sep 2010 – Dec 2010 • 4 mos
Economic Empowerment

I helped stock shelves and complete needed tasks for the Co-op market.

## Skills & Endorsements

**Social Media** · 62

Endorsed by **Cara Tompot, who is highly skilled at this**

**Entrepreneurship** · 51

Endorsed by **Amber Kay, who is highly skilled at this**

Endorsed by **2 of Ethan's colleagues at Holmes Made Foods LLC**

**Public Speaking** · 49

Endorsed by **Robert Partridge, who is highly skilled at this**

Endorsed by **2 of Ethan's colleagues at Holmes Made Foods LLC**

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## Accomplishments

10 Honors & Awards

Young Leader • HomeGrown Hero Entrepreneur Category • Investment Winner - CLE Chain Reaction • [M]SPIRE Winner 2017 • RAMA Inspirational & Innovative Entrepreneur Award • COSE Business Competition 2015: First Place ($20,000) • Beachwood's Entrovation Business Competition - Won 3rd place • Jumpstart Business Competition - Won 2nd place • Hiram College Ideabuild Business Competition - Won 2nd place • Ohio University Business Leadership - won "Best CEO"

8 **Courses**

Bioethics • Entrepreneur Mindset • Microeconomics • Organizational Behavior • Personal Finance • Principles of Marketing • Spanish • The Entrepreneur Process

1 **Language**

Spanish

1 **Project**

Holmes Mouthwatering Applesauce

## Interests

**Sun Newspapers**
777 followers

**YouGov**
100,616 followers

**SBDC Network**
3,376 members

**Crain's Cleveland Business**
25,506 members

**Dell**
2,349,326 followers

**CONSUMER GOODS & RETAIL PR...**
83,001 members

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